Exhibit 95

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, which requires certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).

Whenever the Federal Mine Safety and Health Administration (“MSHA”) believes that a violation of the Mine Act, any health or safety standard, or any regulation has occurred, it may issue a citation or order which describes the violation and fixes a time within which the operator must abate the violation. In some situations, such as when the MSHA believes that conditions pose a hazard to persons, MSHA may issue an order requiring removal of persons from the area of the mine affected by the condition until the hazards are correction. Whenever MSHA issues a citation or order, it has authority to propose a civil penalty or fine, as a result of the violation.

The table below reflects citations and orders issued by MSHA during the quarter ended September 30, 2012.

Received
Notice of
								Received	Potential	Legal
Mine or								Notice of	to Have	Actions
Operating			Section			Total Dollar	Total	Pattern of	Pattern of	Pending	Legal	Legal
Name			104(d)			Value of	Number	Violations	Violations	as of	Actions	Actions
MSHA	Section	Section	Citations	Section	Section	MSHA	Of Mining	Under	Under	Last	Initiated	Resolved
Identification	104S&S	104(b)	and	110(b)(2)	107(a)	Assessments	Related	Sections	Sections	Day of	During	During
Number	Citations	Orders	Orders	Violations	Orders	Proposed	Fatalities	104(3)	104(3)	Period	Period	Period
26-01871	3	-	-	-	-	$729	-	No	No	-	-	-